Douglas Godshall
Chief Executive Officer
HeartWare Limited
Suite 4, Level 46, 2 Park St.
Sydney, NSW
Australia 2000
June 25, 2007
VIA EDGAR

Thomas A. Jones
Senior Attorney
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	HeartWare Limited
Preliminary Proxy Statement on Schedule 14A
Filed June 14, 2007
File No. 000-52595
Dear Mr. Jones:
     On behalf of HeartWare Limited (“we” or the “Company”), the undersigned is transmitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 22, 2007 (the “Comment Letter”) regarding the above-referenced preliminary proxy statement filed June 14, 2007. In connection with this response to the Comment Letter, the Company is filing electronically with the Commission today a revised preliminary proxy statement on Schedule 14A. In order to expedite your review, we have enclosed a courtesy package that includes four copies of the revised preliminary proxy statement, which has been black-lined to show changes from the original filing.
     This letter is being written in order to (a) respond to the Staff’s Comment Letter and (b) apprise you of facts and circumstances which we hope will facilitate your review of the preliminary proxy statement.
     A. Response to Comment Letter
     For the convenience of the Staff, the comment from the Comment Letter is restated in bold italics prior to the Company’s response.

Please tell us how the material you will furnish to security holders in connection with the meeting will address each applicable comment in our June 1, 2007 letter to you regarding your Form 10 filed April 30, 2007.
Response: The material we will furnish to security holders in connection with the meeting will address each applicable comment in the Staff’s June 1, 2007 letter regarding our registration statement on Form 10 in the following manner:
First, we have revised the preliminary proxy statement so that it now includes only those items of disclosure specifically required by Schedule 14A (including the required items of Regulation S-K and the financial statements required by Regulation S-X) rather than incorporating by reference our entire registration statement on Form 10.
Second, to the extent the revised preliminary proxy statement contains disclosure which is also required by and contained in the registration statement, we have revised it to reflect, or have otherwise addressed, any applicable comments from the Staff made in connection with the Staff’s review of the registration statement. Specifically, we believe that the comments from the Staff’s June 1, 2007 letter regarding our registration statement that are applicable to the disclosure made (and financial statements provided) in connection with the revised preliminary proxy statement are comments 10, 29, 30, 32, 33, 34 and 35, and we have addressed these comments as follows:
•	With respect and in response to comments 10, 29, 30 and 35, we have revised the disclosure contained in the registration statement and the preliminary proxy statement in response to each of the Staff’s comments, respectively.

•	With respect and in response to comment 32, we have updated the financial statements to comply with Rule 3-12 of Regulation S-X and have included those updated financial statements in the revised preliminary proxy statement.

•	With respect to comments 33 and 34, we have not revised our financial statements to change the accounting treatment relating to the Company’s purchase of HeartWare, Inc. either from the purchase accounting method or to allocate the purchase price relating to in-process research and development. In our letter in response to the Staff’s comments on the registration statement (being filed under separate cover), we articulate in detail our rationale for not making these revisions.

Although we have not revised our financial statements in response to comments 33 and 34, we have revised the preliminary proxy statement to disclose to our security holders the existence of these comments, and the fact that they are unresolved with the Staff, and the potential impact that any changes in the accounting treatment may have on our financial statements, including, where feasible, the potential quantitative impact of such changes. Specifically, we are including the following disclosure on pages 12 and 13 of the revised preliminary proxy statement:
“As noted above, on 30 April 2007, the Company filed a registration statement on Form 10. The Company received comments from the Staff of the Commission, relating to our financial statements and other information disclosed in the registration statement, which were set forth in the Staff’s letter dated 1 June 2007.
Among other things, the Staff commented on the accounting treatment for our acquisition of HeartWare, Inc. Specifically, the Staff questioned why we used the purchase method rather than accounting for the acquisition as an in-substance recapitalization among entities with shared controlling interests.
The purchase method is consistent with our Australian financial statements as the purchase method is the only available method under Australian generally accepted accounting principles. In this regard, any changes made to our registration statement as a consequence of the Staff’s comments will have no impact on our Australian financial statements as disclosed to the Australian Securities Exchange.
In the event that we are required to account for the acquisition as a recapitalization in our financial statements for US purposes the effect would be to value the transaction at the historical costs of HeartWare, Inc. at January 24, 2005, as opposed to using the market value of the stock issued by HeartWare Limited at that time. At January 24, 2005, HeartWare, Inc. had net liabilities of approximately $267,000. As a result, goodwill and other intangible assets of approximately $35.3 million would not be recognized at the time of acquisition. The net effect to our financial statements for the fiscal years ended December 31, 2005 and 2006 would be a decrease in our assets and shareholder’s equity of approximately $33.6 million and $31.9 million, respectively. The reduction in equity includes a decrease in the net loss for the fiscal years ended December 31, 2005 and 2006 of approximately $1.6 million and $1.8 million, respectively, related to amortization expense associated with intangible assets. A decrease in the net loss for the fiscal year ended December 31, 2006 of approximately $1.8 million. Any revisions to the Company’s financial statements may also result in corresponding changes to the Management Discussion and Analysis of Financial Condition and Results of Operations section in Item 2 “Financial Information” of the registration statement.
In addition, the Staff questioned why the Company did not allocate any of the purchase price, calculated using the purchase method as discussed above, to in-process research and development. In the event that we are required to record in-process research and development in the allocation of the purchase price, our financial statements for the fiscal years ended

December 31, 2005 and 2006 will need to be revised. If revised, some portion of the amounts now allocated to goodwill and other intangible assets would be allocated to in-process research and development. Any amounts allocated to in-process research and development would then be immediately expensed after acquisition. The result of any change in allocation may have an adverse impact on our financial condition and results of operations for those fiscal years. As the allocation of the purchase price was made based on an independent valuation that did not result in amounts allocated to in-process research and development, the extent of the impact is not determinate at this stage. The Company would need to reconsider allocation in consultation with its independent valuation experts.
The Company is currently in the process of reviewing, responding to and resolving the Staff’s comments, and in connection with its response to such comments, the Company filed an amendment to the registration statement on June 25, 2007. There is no assurance that we will be able to resolve these comments in a manner which would not require the Company to revise materially its financial statements or, in any event, prior to the Meeting. If and to the extent material changes are required to be made to this proxy statement, including the financial statements, based on the resolution of the Staff’s comments prior to the Meeting, the Company undertakes to provide supplemental disclosure to its shareholders as promptly as practicable.”
     B. Other Information
     Supplementally, and by way of background, we wish to advise the Staff of the following: We are an Australian corporation with our ordinary shares having been listed and traded on the Australian Securities Exchange (the “ASX”) since January 2005. We are a development-stage, pre-revenue manufacturer of heart pumps. As of December 31, 2006, we lost our status as a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), because a majority of our executive officers were either US citizens or residents as of such date due to the relocation of one of our executives to the United States and the hiring of a US resident as our chief executive officer during 20061. Accordingly, on April 30, 2007, we filed a registration statement on Form 10 (the “Registration Statement”),

1	In addition, more than 50 percent of our outstanding voting securities were held of record directly or indirectly by US residents as of December 31, 2006.

and by letter dated June 1, 2007, we received comments from the Staff with respect to the Registration Statement. Because we are a pre-revenue company, our growth and survival depends on our ability to raise capital to continue to fund our research and development and other activities, and in the second quarter of 2007, we began efforts to raise additional capital through a private placement of our securities.
     In early June 2007, we were successful in securing commitments from investors to purchase approximately AU$31 million of our ordinary shares. These newly issued shares would represent approximately 28% of our existing share capital. Because the ASX requires all new issuances of shares in excess of 15% of a company’s share capital to receive shareholder approval, we prepared a Notice of Extraordinary General Meeting in accordance with the requirements of the ASX (and, as described in the next paragraph, in accordance with the requirements of Schedule 14A under the Exchange Act) to solicit proxies to obtain this shareholder approval. The closing of the private placement is expressly conditioned upon receipt of shareholder approval on July 26, 2007, and we note that this date has been confirmed to the ASX and they have, accordingly, reviewed and approved the Notice of Extraordinary General Meeting. Therefore, in order to comply with the notice requirements of the ASX and the Australian Corporations Act 2001 to hold our meeting on July 26, 2007, the latest day we can possibly mail our proxy statement to our shareholders to approve the private placement is June 26, 2007.
     Meanwhile, even though the Registration Statement was not yet effective (nor did we expect for it to become effective until June 29, 2007), we filed the preliminary proxy statement with the Commission on June 13, 2007 because it related to matters to be voted upon at an extraordinary general meeting of our shareholders to be held after the date that the Registration Statement would become effective. Because the originally filed preliminary proxy statement contained disclosure (through incorporation by reference) that was subject to the comments made by the Staff in its June 1, 2007 comment letter on the Registration Statement, and due to the time-sensitivity involved in connection with the matters to be voted upon at our shareholder meeting scheduled for July 26, 2007, and in response to the Comment Letter, we have revised the preliminary proxy statement in the manner set forth in Section A above.
     We understand that it is highly unlikely that we can resolve with the Staff all of the comments in its June 1, 2007 letter that are applicable to our proxy statement. However, due to the critical need for the Company to print and mail our proxy statement to our shareholders by June 26, 2007 so that they can approve the share issuance and allow us to close our private placement, we will likely mail our proxy statement to our shareholders even if we are unable to reach such a resolution because our failure to do so would seriously jeopardize the completion of our private placement and, in turn, endanger the financial viability of the Company as a whole. We undertake, however, to continue to address expeditiously all Staff comments on registration statement that are applicable to the revised preliminary proxy statement. Moreover, to the extent the resolution of such comments results in any material changes in our disclosure therein, we undertake to provide the revised disclosure to our shareholders as promptly as practicable.

     We believe that there are other relevant considerations of which we would like to apprise the Staff::
•	The Company has a total of 1,499 shareholders, only 18 of whom have addresses in the United States and the remainder of whom have addresses in Australia. There is no public market for the Company’s shares in the United States; rather, the shares are listed and traded on the ASX.

•	Of the 18 US shareholders, one is Apple Tree Partners I, L.P., which is our largest shareholder holding approximately 49% of our shares. We note that Apple Tree Partners I, L.P. is a financial investor.

•	The remaining 17 US shareholders own approximately 6.3% of our shares in the aggregate. If the Company excludes its one other US-based financial investor, then the remaining US shareholders own less than 2% of our shares in the aggregate.

•	The managing general partner of Apple Tree Partners I, L.P. is also a member of our board of directors and is therefore very familiar with the state of our business and our financial statements.

•	The applicable ASX proxy rules do not require the inclusion of financial statements in the proxy statement and notice of meeting for such a share issuance, and, as noted above, the ASX has reviewed and approved the relevant documentation.

•	We believe that all of our shareholders, including our US shareholders, would better understand or be more familiar with the Company’s financial statements that are presented in a historically consistent manner, expressed in Australian dollars and compliant with the Australian equivalent to GAAP.
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     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *
     Please call our counsel, Marjorie Sybul Adams of DLA Piper US LLP, at (212) 335-4517, or call our Chief Financial Officer, David McIntyre, or the undersigned at (954) 874-1150, if you have any questions or comments regarding the foregoing or need any additional information. Thank you.

Very truly yours,
/s/ Douglas Godshall

Douglas Godshall

cc:	David McIntyre, HeartWare Limited
Marjorie Sybul Adams, DLA Piper US LLP
David E. Weiss, DLA Piper US LLP